Exhibit 21.1

EV ENERGY PARTNERS, L.P.

Subsidiaries

Subsidiary		Jurisdiction of Formation
1.	EV Properties GP, LLC	Delaware
2.	EV Properties, L.P.	Delaware
3.	EVCG GP, LLC	Delaware
4.	CGAS Properties, L.P.	Delaware
5.	EVPP GP, LLC	Delaware
6.	EnerVest Production Partners, Ltd.	Texas
7.	EnerVest Monroe Gathering, Ltd.	Texas
8.	EnerVest Monroe Marketing, Ltd.	Texas
9.	EV Midstream, LLC	Delaware
10.	EV Midstream, L.P.	Delaware
11.	Belden & Blake, LLC	Ohio